Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Massage Robotics, Inc.
65 Enterprise
Aliso Viejo, CA 92656
https://massagerobotics.com

Up to $1,069,200.00 in Class A Non-Voting Common Stock at $1.35
Minimum Target Amount: $9,999.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Massage Robotics, Inc.
Address: 65 Enterprise, Aliso Viejo, CA 92656
State of Incorporation: DE
Date Incorporated: April 28, 2016

Terms:

Equity

Offering Minimum: $9,999.45 | 7,407 shares of Class A Non-Voting Common Stock
Offering Maximum: $1,069,200.00 | 792,000 shares of Class A Non-Voting Common Stock
Type of Security Offered: Class A Non-Voting Common Stock
Purchase Price of Security Offered: $1.35
Minimum Investment Amount (per investor): $249.75

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first week (7 days) to receive 15% bonus shares

Early Bird Bonus

Invest within the second week (14 days) and receive 10% bonus shares.

Early Investor Bonus

Invest within the first month (31 days) and receive 5% bonus shares.

Amount-Based:

Tier 1 | $500+

Be added to our iOS mobile app beta tester group.

Tier 2 | $1,000+

5% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite.

Tier 3 | $1,500+

7% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite.

Tier 4 | $2,500+

10% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

Tier 5 | $5,000+

15% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

Tier 6 | $10,000+

20% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

Tier 7 | $25,000+

44% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

**All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

Massage Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $1.35 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Massage Robotics, Inc. ("Massage Robotics" or the "Company") is a corporation organized under the laws of the state of Delaware that manufactures robotic massage table equipment. The Company's business model consists of Robot as a Service (RaaS) sales model focused on business-to-business wellness facilities as well as sports franchises, hospitality enterprises, and the travel industry. Our products or services will be sold globally to wellness facilities like spas and salons, professional, college and high school sports facilities, hotels, airline lounges, and cruise ships to name a few.

Top 4 reasons to invest:

1. Wellness and massage therapy facility owners say they can easily get customers but they can't recruit and retain enough staff to service the customers.

2. A RaaS sales model makes it very easy for businesses to get started with a robot.

3. Google believed in our vision enough that they invested $30,000 to sponsor a Premiere Google Cloud Partner from 2019 to 2021 to add Machine Learning, AI, and Natural Language Processing to our robot.

4. The founders have been serial entrepreneurs since 1999 with a successful exit in 2006 of their company Infrastructure Solutions to Powerwave Technologies (PWAV), a publically traded company at the time. Since 2006, the founders have been owners/operators of Kohlex, a product design and engineering service company with 30+ engineers. They have experience developing and launching 100+ products in the areas of automation, aviation, medical, industrial, and consumer electronics. They are uniquely positioned with deep knowledge and skillsets, as well as engineering resources, to develop and launch the Company's robot.

Related Entity

Kohlex, LLC is a related entity by way of common ownership. The Company has common founders, which results in a degree of common control between the two entities. Kohlex is a product design and engineering services company. Kohlex was founded in 2006 and is headquartered in the same building as the Company, but with 100% of its engineering staff operating from its subsidiary, Kohlex India Design Center Pvt Ltd, in Hyderabad, India. To date, Kohlex has provided design services and facilities for the Company's development. Kohlex offers a low-cost mechanical, electrical, and software engineering solution with direct access to a low-cost geography that enables the Company to stretch every investment dollar as much as 200% to create more value.

The CEO of Massage Robotics, Inc. (Christian Mackin) is also the CEO of Kohlex, LLC and currently splits time between the two roles, with the majority of his time spent working for Massage Robotics. Mackin leads all business aspects of the operations at Massage Robotics and is responsible for leading the development and execution of long-term strategies. Mr. Mackin does not currently receive a salary for his work with Massage Robotics but will transition to begin receiving one upon the successful round of capital fundraising and as business circumstances permit. Mr. Mackin currently receives compensation from Kohlex in the form of guaranteed payments as well as distributions at the end of each year.

Competitors and Industry

Industry:

The Wellness Industry is currently estimated at $4.4T and is projected to grow at a CAGR of 9.9% and is predicted to reach $6.6T in revenue by 2025.*

The wellness economy includes eleven sectors (valuations as of 2020):

1. Personal Care & Beauty ($955 billion)

2. Healthy Eating, Nutrition, & Weight Loss ($946 billion)

3. Physical Activity ($738 billion)

4. Wellness Tourism ($436 billion)

5. Traditional & Complementary Medicine ($413 billion)

6. Public Health, Prevention, & Personalized Medicine ($375 billion)

7. Wellness Real Estate ($275 billion)

8. Mental Wellness ($131 billion)

9. Spas ($68 billion)

10. Workplace Wellness ($49 billion)

11. Thermal/Mineral Springs ($39 billion)

A massage robot has appeal to most of these sectors, to which we plan to market and sell.

With 9.1% CAGR, The "Massage Chair Market" Size is expected to grow from $3B in 2020, to reach $5B by 2026.

*Source: https://globalwellnessinstitute.org/press-room/statistics-and-facts/

**Source: https://southeast.newschannelnebraska.com/story/46267649/massage-chair-market-size-in-2022-91-cagr-with-top-countries-data-what-is-estimated-to-be-the-valuation-of-the-global-massage-chair-industry-by-2026

Competition:

The Company has several major competitors in the massage sector of the Health & Wellness market. Some of the top competitors in our industry include: Massage Envy, Therabody, Ogawa, and AiTreat. Massage Envy is the industry leader and the Company's primary competition in the human massage industry, with annual revenues of $5B*. With a market valuation of $4B, Ogawa is a key player in the massage chair manufacturing market**. HoMedics is a large player in the massage equipment market, with this market estimated to be $10B in 2022 with a CAGR of 13.8%***. AiTreat is a small direct competitor of similar size and development with a massage robot.****

*Source: https://growjo.com/company/Massage_Envy

**Source: https://www.ogawaworldusa.com/the-ogawa-difference

***Source: https://www.businesswire.com/news/home/20220713005576/en/Insights-on-the-Massage-Equipment-Global-Market-to-2027---Increasing-Automation-and-Technology-Advances-in-Massage-Equipment-Presents-Opportunities---ResearchAndMarkets.com#:~:text=The%20Global%20Massage%20Equipment%20Market,USD%2020%2C224.12%20million%20by%2020

****Source: https://www.aitreat.com/about-us

Despite the present competitive landscape, the Company stands out in the massage industry for four reasons:

In a post-pandemic landscape, there will continue to be people who fear being touched by others. A robot fits this need perfectly.

Human massage companies like Massage Envy are struggling due to therapist shortages.

Massage chairs are manufactured with one set of tools, one set of programs, and therefore become monotonous after a period of time.

Handheld devices feel "okay" when you do it for yourself. They feel "good" when someone else does it for you, but they will never feel "great".

*Source: https://www.zoominfo.com/c/massage-envy-franchising-llc/75122807

**Source: https://graduateway.com/student-5-essay/

***Source: https://www.stratviewresearch.com/2075/Handheld-Massagers-Market.html

Current Stage and Roadmap

Current Stage:

The Company's current stage is post-Minimum Viable Product (MVP) and Pre-Production. The Company is currently working to improve the robot's motion to make it move more human-like. The Company is conducting massage trial studies with people hand-holding the robot's tools to massage a person on the table. This allows us to learn more quickly what tools feel the best and what motions are liked the most. The Company is using feedback from the trial studies to inform the conversion of human massage motion paths into mathematical algorithms to control the robot's motion paths.

In parallel with motion path improvements, we are developing a circuit board that will give the robot power and control at the robot's tool plate. We are also developing new tools that will be powered and controlled through the robot tool plate. The next step is to conduct robot massages using the improved algorithms to optimize the performance and appeal before releasing the robot into production. After release, AI and Machine Learning will continue to optimize the routines the robot is performing.

Roadmap:

We anticipate placing our first pilot units with early adopters approximately 12 months after successfully reaching the full funding amount in this offering or, if necessary, a similar future funding round. We further anticipate, after two years, to have general availability for production.

The anticipated schedule of key product development is listed below:

1. Refine network and software architecture to scale support for robots operating simultaneously and autonomously. Currently, we have one robot working in a single networked environment.

2. Create a motorized massage tool solution that is powered and controlled through the robot.

3. Improve the robot's motion paths to become more human-like.

4. Perform value engineering to reduce cost while optimizing manufacturability and reliability.

In parallel with Design for Manufacturing (DFM), we plan to develop sales, distribution, and service agreements across North America. Eventually, we plan to expand globally as supply chain and agreements are in place.

The Team

Officers and Directors

Name: Christian Mackin

Christian Mackin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 04, 2016 - Present
  Responsibilities: The role of the CEO is to build a product users love; build a company to maximize the opportunity, and to realize the profits of the core business. The primary responsibilities are managing the company's overall operations. This includes delegating and directing agendas, driving profitability, managing company organizational structure, and strategy, and communicating with the board. Christian Mackin is currently not taking a salary but will transition to $60,000 per year as funding permits. Estimated hours per month is greater than 160.

- **Position:** Secretary
  Dates of Service: May 04, 2016 - Present
  Responsibilities: The secretary is the senior administrative officer and is in charge of the company's records, including minutes of board meetings and corporate documents.

- **Position:** Treasurer
  Dates of Service: May 04, 2016 - Present
  Responsibilities: The treasurer role is the administration of the company's finances

- **Position:** Director
  Dates of Service: May 04, 2016 - Present
  Responsibilities: Manage the business and affairs of the corporation.

Other business experience in the past three years:

- **Employer:** Kohlex
  Title: CEO
  Dates of Service: June 01, 2006 - Present
  Responsibilities: Christian Mackin is responsible for the overall success of an organization, and responsible for leading the development and execution of long-term strategies, with the goal of increasing shareholder value. Christian Mackin typically spends less than 4 hours per week related to Kohlex operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health and technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Non-Voting Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our

current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational massage robot or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our massage robot. Delays or cost overruns in the development of our massage robot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class A Non-Voting Common Stock that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us.

They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other discretionary activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Massage Robotics was formed on April 28, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Massage Robotics has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product may be dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, network infrastructure, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Massage Robotics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Massage Robotics could harm our reputation and materially negatively impact our financial condition and business.

We are reliant on one main product
We expect that sales of our will account for substantially all of our revenues. Issues with the robot, or decreased or lower than expected sales, would have a material adverse effect on our business. The risks associated with focusing on a single product are substantial. If consumers do not accept our product, we may not be financially or operationally capable of introducing alternative solutions, products or services within a short timeframe. Dependence on a single product, and in one market segment, increases business risks, since a general decline in the market for robots in wellness facilities would have an adverse effect on our business and results of operations.

Our performance depends on successful improvements to our existing products and commercialization of new products.
The markets in which we operate are characterized by rapid change and technological innovation. Our performance depends on the successful commercialization of new products that reflect and respond to changes in the marketplace, technology, and customer demands. Our core products compete in markets characterized by technological advances, changing delivery models, evolving standards and frequent new product introductions and enhancements. The development and introduction of new Machine Learning, AI, Natural Language Processing, robotic automation, and other mechanical systems, as well as different business models, is complex with many technology, potential regulatory and legal hurdles. We cannot assure you we can successfully develop and implement such platforms or models or that our customers will accept them. Our products require

capital commitment, planning, design, development testing, and implementation. Our products are intended to provide wellness facilities an increasingly autonomous operation that reduces human interaction so that massage therapy can be administered at these institutions, as well as others, to provide their guest, clients, patients, employees and other constituents with a safe and clean experience. We may need to spend more time and money than anticipated to develop and introduce new products or enhancements. We may not be able to recover all or a meaningful part of our investment. New products may adversely impact orders and sales of our existing products or make them less desirable or even obsolete. In addition, certain costs, including research and development for product development, associated with new products may be disproportionately greater than the costs associated with other products, and if we are unable to lower these costs over time, our operating results could be adversely affected. Our ability to successfully develop and introduce new products and product enhancements depends on our ability to:• properly identify and respond to customer needs; • demonstrate the value proposition of new products; • timely and efficiently comply with internal quality assurance systems and processes; • limit the timing and cost of regulatory approvals; • price our products competitively and profitably; • accurately predict and control costs associated with inventory overruns or shortages caused by phase-in of new products and phase-out of old products; • manufacture, deliver and install our products in sufficient volumes on time, and accurately predict and control costs associated with manufacturing, installation, warranty and maintenance of the products; and • manage customer demands for new, and old products, and optimize complementary product lines and services.

Since we will recognize revenue from subscriptions for our Robot as a Service (RaaS) solutions, downturns or upturns in our RaaS business may not be immediately reflected in our operating results.
We will recognize RaaS related revenue from customers ratably over the terms of their subscription agreements. As a result, most of the revenue we will report in each quarter relating to our RaaS products is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, could negatively impact our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our RaaS solutions, and potential changes in our attrition rate, may not be fully reflected in our results of operations until future periods.

If our customers do not renew their subscriptions for our services or reduce the number of paying subscriptions at the time of renewal, our revenue could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the market price of our common stock
Our customers have no obligation to renew their subscriptions for our services after the expiration of their contractual subscription period, which is projected to be sixty months, and in the normal course of business, some customers have elected not to renew. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths, or switch to lower cost offerings of our services. It is difficult to predict attrition rates given a varied customer base of enterprise and small and medium size business customers and the number of multi-year subscription contracts. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changes and deteriorating general economic conditions. Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our customers. This may also require increasingly sophisticated and costly sales efforts that are targeted at senior management. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Defects or disruptions in our services could diminish demand for our services and subject us to substantial liability.
Because our services are complex and incorporate a variety of hardware, proprietary software and third-party software, our services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in, and experienced disruptions to, our services and new defects or disruptions may occur in the future. Such defects could also create vulnerabilities that could inadvertently permit access to protected customer data. In addition, our customers may use our services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. Since our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems could hurt our reputation and may damage our customers' businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which could result in an increase in our allowance for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Customer expectations are unknown
Because a large number of things monitored and controlled by the Company have not been interfaced before, there is no past customer experience for context. While the Company may deliver data that is factually correct, its context is unknown because the customer has not previously had that data point.

Macroeconomic pressures in the markets in which we operate, including, but not limited to, the effects of COVID-19 may adversely affect consumer spending and our financial results.
To varying degrees, our products are sensitive to changes in macroeconomic conditions that impact customer spending. As a result, our customers may be affected in many different ways, including for example: • whether or not they make a purchase; • their choice of brand, model or price-point; and • how frequently they upgrade or replace their technology and systems. Real GDP growth, consumer confidence, the COVID-19 pandemic discussed in the following risk factor, inflation, employment levels,

oil prices, interest rates, tax rates, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect consumer demand for the products and services for some of our customers. Geopolitical issues around the world and how our markets are positioned can also impact the macroeconomic conditions and could have a material adverse impact on our financial results.

The impact of the COVID-19 pandemic may have an adverse effect on our business and our financial results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic has had and is expected to continue to have an adverse effect on our business and financial performance. The extent of the impact of the COVID-19 pande1nic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted. Concerns have rapidly grown regarding the outbreak of COVID-19. Consumer spending generally may also be negatively impacted by general macroeconomic conditions and consumer confidence, including the impacts of any recession, resulting fron1 the COVID-19 pandemic or other economic events. This may negatively impact sales. The COVID-19 pandemic could impact our supply chain for products we sell, particularly as a result of mandato1y shutdowns in locations where our products are manufactured or held for distribution. We could also see significant disruptions of the operations of our logistics, service providers, delays in shipments and negative impacts to pricing of certain of our products. In addition, we have incurred, and will continue to incur costs in our response to the pandemic that we expect will be significant in total, including, but not limited to, costs incurred to implement operational changes adopted in response to the COVID-19 pandemic and certain payments to or other costs to e1nployees who were not working as a result of the pandemic. If we do not respond appropriately to the pandemic, or if customers do not perceive our response to be adequate for a particular region or our company as a \¥ho le, we could suffer damage to our reputation and our brand, which could adversely affect our business in the future. The COVID-19 pandemic could also adversely affect our liquidity and ability to access the capital markets. Uncertainty regarding the duration of the COVID-19 pandemic may adversely impact our ability to raise additional capital, or require additional capital, or require additional reductions in capital expenditures that are otherwise needed to implement our strategies.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Chief Executive Officer does not currently receive a salary for his role with Massage Robotics, Inc.

Christian Mackin, the CEO of Massage Robotics, Inc. (Massage Robotics), does not currently receive a salary for his work at Massage Robotics. He currently receives compensation from Kohlex, LLC in the form of guaranteed payments as well as distributions at the end of each year. Although Christian has substantial equity investments in Massage Robotics, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Massage Robotics raises funding of approximately $1,000,000 or more, the Company plans on providing Christian with a salary of $60,000.

A portion of the offering funds will be used by an unrelated company that is co-owned by Massage Robotics' CEO to continue product development

A portion of the offering funds, estimated to be less than 5% of the funding goal, is expected to be paid to Kohlex, LLC, a California company headquartered in California and co-owned by Massage Robotics' CEO, Christian Mackin. Kohlex's entire engineering staff operates from its subsidiary, Kohlex India Design Center Pvt Ltd, in Hyderabad, India and has been developing Massage Robotics' pre-production product for several years. Compared to other, similar engineering and production alternatives, utilizing Kohlex has been determined to be the most economical option available.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christian Mackin	9,000,000	Class B Common Stock	80.01%

The Company's Securities

The Company has authorized Class A Non-Voting Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 792,000 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 1,350,000 outstanding.

Voting Rights

The Class A Non-Voting Common Stock ("Class A Common Stock") shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 750,000 shares reserved for the Company's 2022 Equity Incentive Plan to be issued pursuant to stock options and RSA's issued and outstanding

The total amount outstanding also includes 600,000 shares that are reserved for conversion of the Series Seed Preferred, but unissued.

Please see the Company's Amended & Restated Articles of Incorporation and its Amended & Restated Certificate of Designations of Series Seed Preferred, both attached to the Offering Memorandum as Exhibit F, for more information.

Class A Non-Voting Common Stock is hereinafter referred to as "Class A Common Stock"

Class A Common Stock Right of Conversion to Class B Common Stock (together referred to as "Common Stock")

Any holder of Class A Stock may convert any number of shares of Class A Stock into an equal number of shares of Class B Stock at the option of the holder; provided, however, that each share of Class A Stock will not be convertible in the hands of or at the election of the initial holder or any affiliate of such initial holder and will only be convertible by a transferee and in connection with or after a transfer to a third party unaffiliated with such initial holder and that complies with the transfer restrictions described in the next sentence. The Class A Stock may only be transferred through one or more of the following alternatives (each, an "Approved Transfer"): (i) to an affiliate of the holder or to the Corporation, (ii) in a widespread public distribution, (iii) in a transfer to a person that would control more than 50% of any class of the Corporation's outstanding voting securities of the Company without any transfer from the transferor, or (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Corporation outstanding at such time.

Class A Common Stock Material Rights

Dividends. Subject to the rights of the holders of any series of Preferred Stock, holders of Class A Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Stock by the board of directors of the Corporation; provided that the board of directors of the Corporation shall declare no dividend, and no dividend shall be paid, unless, simultaneously, the same dividend is declared or paid with respect to each share of Class A Stock and Class B Stock.

Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Stock or the outstanding shares of Class B Stock, the outstanding shares of the other such class of the Common Stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

Rights on Liquidation. Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Class A Stock and the holders of Class B Stock, as if such classes constituted a single class.

Class B Common Stock

The amount of security authorized is 25,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see below in Other Material Rights for more details.

Material Rights

The total amount outstanding includes 10,000,000 reserved for conversion of Class A common shares.

Please see the Company's Amended & Restated Articles of Incorporation and its Amended & Restated Certificate of Designations of Series Seed Preferred, both attached to the Offering Memorandum as Exhibit F, for more information.

Class B Common Stock Voting Rights

Class B Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class B Stock being entitled to one vote for each share of Class B Stock held of record by such holder on such matters.

Class B Material Rights

Dividends. Subject to the rights of the holders of any series of Preferred Stock, holders of Class B Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Stock by the board of directors of the Corporation; provided that the board of directors of the Corporation shall declare no dividend, and no dividend shall be paid, unless, simultaneously, the same dividend is declared or paid with respect to each share of Class A Stock and Class B Stock.

Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Stock or the outstanding shares of Class B Stock, the outstanding shares of the other such class of the Common Stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

Rights on Liquidation. Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Class A Stock and the holders of Class B Stock, as if such classes constituted a single class.

Preferred Stock

The amount of security authorized is 6,000,000 with a total of 498,328 outstanding.

Voting Rights

Only Series Seed Preferred Stock has been designated currently. Holders of Series Seed Preferred Stock are entitled to case the number of votes equal to the number of whole shares of voting Class B Common Stock into which the shares of Series Seed are ultimately convertible. Please see Other Material Rights below for more details.

Material Rights

At present, only Series Seed Preferred Stock ("Series Seed" or "Series Seed Preferred") has been designated in the amount of 600,000 shares with 498,328 shares outstanding.

Please see the Company's Amended & Restated Articles of Incorporation and its Amended & Restated Certificate of Designations of Series Seed Preferred, both attached to the Offering Memorandum as Exhibit F, for more information.

Shares of Preferred Stock may be issued in one or more series from time to time as determined by the board of directors of the Corporation, and the board of directors of the Corporation is authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations, and restrictions thereof, of the shares of each series of Preferred Stock.

Series Seed Preferred Stock Voting Rights. Each holder of outstanding shares of Series Seed shall be entitled to cast the number of votes equal to the number of whole shares of voting Class B Common Stock into which the shares of Series Seed are ultimately convertible. Holders of Series Seed shares shall vote together with the holders of voting Class B Common Stock as a single class and on an as-converted to voting Class B Common Stock basis.

Series Seed Preferred Stock Rights of Conversion. Each share of Series Seed shall be convertible into a number of Class A Common shares as determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series Seed then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed.

Liquidations, Mergers, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of certain mergers ("Deemed Liquidation Event"), the holders of shares of Series Seed then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the available proceeds, as applicable, before any payment shall be made to the holders of Common Stock.

What it means to be a minority holder

As a minority holder of Class A Non-Voting Common Stock shares of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $15,000.00
  Use of proceeds: Patent filing
  Date: April 25, 2022
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $295,115.86
  Use of proceeds: All money was used for product development, business promotion or business administration. Money was not used to pay salaries to founders and the Company has no employees.
  Date: April 25, 2022
  Offering exemption relied upon: 506(c)

- **Name:** Series Seed Preferred
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 498,328
  Use of proceeds: Conversion and cancellation of Safes
  Date: August 04, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe funds from this campaign are critical to our Company's operations. Without revenue, we can scale back operations and development as needed, which may allow the Company to operate for approximately 24 months.

Foreseeable major expenses based on projections:

The major expense that we will have moving forward will be inventory for sales, marketing in the form of wellness tradeshow attendance, and research and development. It is anticipated that approximately 80% of the research and development will be software development and the remaining 20% on mechanical design for production manufacturing.

Future operational challenges:

The following operational challenges are anticipated as we ramp production and sales. First, we will be faced with the challenge of developing a supply chain system for delivering the components of the robots to be assembled here in the US. In the current global climate of supply chain disruption, this may be the most prominent operational challenge. The second operational challenge will be commissioning robots on premises at customer's facilities and then servicing and maintaining the robots over the 60-month term of the Robot as a Service (RaaS) sales agreement.

Future challenges related to capital resources:

The primary capital resource challenge that we will face is securing asset-backed debt financing for the COGS so that we can offer a 60-month Robot as a Service (RaaS) agreement to customers. The secondary challenge will be the capital needed to develop the software to enable us to scale the business to thousands of robots accessing a centralized network infrastructure.

Future milestones and events:

The number one milestone that will positively impact the company financially will be the sale of the first robot into a 60-month Robot as a Service (RaaS) agreement. The second milestone that will have a significant positive impact will be a letter of agreement to pilot test robots in a national franchise.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have approximately $16,000 cash on hand, and we have a single HNWI who has previously invested through SAFE convertibles. This HNWI is committed to the success of the company and has expressed a willingness to provide additional funding. The founders continue to operate a profitable engineering service business, and the founders remain committed to the success of the Company. We have avoided significant debt and retained the ability to scale back to conserve resources as needed. We have owned and operated businesses since 1999 and are confident in our ability to operate the Company to match the available resources.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to the company's operations in as much as we want to scale our operations from one to many robot sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Crowdfunding will make up nearly 100% of the funds used moving forward to scale the company from one robot to many robots.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum, we will not be able to purchase even one robot for sale. Therefore, with only the minimum raised, we will not be able to move forward with any sales. We will also scale back our operations to eliminate our office and other operational expenses including salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months from these funds. This is based on a post-offering average monthly burn rate of approximately $90,000 for expenses related to salaries, operations, manufacturing, R&D, facilities, and marketing expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate raising an additional $4,000,000 in funding to help us significantly scale production to meet the sales demand as well as to fund value engineering to reduce manufacturing costs.

Indebtedness

- **Creditor:** Bank West - Equipment Financing
  Amount Owed: $50,680.00
  Interest Rate: 0.0%
  Maturity Date: March 15, 2024
  The Amount Owed is accurate as of 12/31/2021. Equipment lease with a $1 buy-out. There is actually interest on the lease, but it is embedded in the payment.

- **Creditor:** Christian Mackin
  Amount Owed: $2,994.00
  Interest Rate: 0.0%
  Christian Mackin, the CEO of Massage Robotics, made a payment on behalf of the Company from a personal credit card. There is no contract signed.

Related Party Transactions

- **Name of Entity:** Kohlex
  Names of 20% owners: Christian Mackin
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Kohlex technically does not have any interest in Massage Robotics other than common ownership by Christian Mackin.
  Material Terms: The Company Kohlex, owned by Christian Mackin, (Massage Robotics's CEO and the major shareholder), made payment on behalf of Massage Robotics. As of December 31, 2021, and December 31, 2020, the outstanding balance of the amount due to Kohlex is $35,255 and $18,027, respectively. The entire amount was paid off in March of 2022

- **Name of Entity:** Christian Mackin
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Christian Mackin, the CEO and majority shareholder of Massage Robotics, made a payment of $2,994 on behalf of the Company from a personal credit card.
  Material Terms: There is no contract signed and the interest on the loan is 0%.

Valuation

Pre-Money Valuation: $15,185,242.80

Valuation Details:

In formulating the Company's pre-money valuation, we considered, but not limited to, the following factors:

1. Addressable market,

2. Projected competitive advantages,

3. Comparable valuations,

4. Current state of development

5. Management team

6. Partners

<u>1. Addressable market:</u> The current addressable market today comprises the $4 trillion wellness market. The global massage industry is valued at $110 billion, with the massage device market alone estimated to be worth $18 billion with a CAGR of 13.8%.

Sources:

Global Wellness Trends Report: The Future of Wellness 2021, https://globalwellnessinstitute.org/press-room/statistics-and-facts/

ReportLinker: Massage Equipment Market Research Report by Product, End User, Region - Global Forecast to 2027 - Cumulative Impact of COVID-19);
https://www.reportlinker.com/p06085865/Massage-Equipment-Market-Research-Report-by-Product-by-End-User-by-Region-Global-Forecast-to-Cumulative-Impact-of-COVID-19.html

2. Competitive Advantage: Utilizing a Robot as a Service (RaaS) monthly subscription sales model once commercially available, our robot system is expected to be directly competitive with human resources who are paid monthly. The robot's ability to work as much as 8,760 hours per year compared with only approximately 1,800 or less for a massage therapist is a revenue-billing advantage.

Additionally, a robot does not have human resource-related expenses, taxes, and other legal liabilities. A typical massage salon doing $1M in revenue per year may require a staff of more than 20 people*, whereas a salon using only robots may have a staff of only 4 or less. Our collaborative robotic system that can work autonomously or alongside a human to augment and improve therapy for users is a formidable offering that has the potential to disrupt the entire market category.

**Source: https://www.forbes.com/sites/caroltice/2015/06/17/strip-mall-spa-how-massage-envy-created-and-dominated-a-new-franchise-niche/?sh=307789e7214f*

3. Comparable - equity crowdfunding. We have identified three equity crowdfunding offerings, in the areas of collaborative robotic innovation:

i. Miso Robotics,

ii. XSurgical Robotics, and

iii. Scinovia)

Each of these companies are addressing $deca-billion markets using collaborative robotic arms to fill labor shortages, augment human capabilities, reduce costs, and increase accessibility to higher quality.

i. Miso Robotics is a related equity crowdfunding offering. Miso Robotics is revolutionizing commercial food service using collaborative robotic arms. They are currently raising $40M on Waxinvest (https://waxinvest.com/projects/miso-robotics) with a $500M valuation. Miso Robotics is addressing labor shortage issues within food service that Massage Robotics has similarly identified within the wellness industry. Both industries are struggling against a growing worker shortage. collaborative robotic arm systems will help fill the gap and assist businesses to continue satisfying their customers.

Miso Robotics stated in a previous crowdfunding round on SeedInvest:

"The $273B global Quick Service Restaurant industry has tight margins (~5%) due to rising wages and a worsening labor shortage." - Miso Robotics

"Miso can offer [Robots as a Service (RaaS)] to fast food restaurant owners for an estimated $2,000 per month on a subscription basis...A human doing the same job costs $4,000 to $10,000 and up per month, depending on a restaurant's hours and the local minimum wage." - LA Times

"With [RaaS], restaurants can increase profit margins from 5% to 14%, which translates into a 3x increase in EBITDA." - Miso Robotics

RaaS is a cost-effective solution for businesses of all sizes that are looking to normalize costs without having to worry about staying up-to-date on the latest robot to meet their needs. Its worry-free approach also allows organizations to effectively focus on more meaningful customer service and leave servicing the robot to the RaaS provider.

At Massage Robotics, we believe that for many service businesses, a RaaS monthly subscription plan just makes sense. Almost all hardware is a depreciating asset!

Sources:
https://www.seedinvest.com/miso.robotics/series.c
https://www.latimes.com/business/technology/story/2020-02-27/flippy-fast-food-restaurant-robot-arm

ii. XSurgical is a related equity crowdfunding offering. XSurgical is aiming to serve 3% of a $15 Billion collaborative robotic surgery market. They are raising $1,070,000 on StartEngine (https://www.startengine.com/xsurgical) with a $25M valuation. XSurgical wants to augment a surgeon's dexterity to execute more procedures with increased precision to improve the overall quality of health care. This is similar to how Massage Robotics will augment a therapist's treatment capacity and quality.

iii. Scinoiva is a related equity crowdfunding offering. They are raising $1,070,000 on StartEngine (https://www.startengine.com/scinovia) with a $89M valuation. Scinovia is a pre-revenue company with a product roadmap that includes a collaborative robotic arm and camera system that assists and enhances a surgeon's ability to visualize blood flow during surgery.

Scinovia Corp.'s collaborative robotic non-contact diagnostics system aims to improve patient outcomes, making surgeries safer and more cost-effective.

4. Current state of development: The Company has developed a high-functioning Minimum Viable Product (MVP) in collaboration with Searce Inc. (https://www.searce.com), one of the Google Cloud Platform's premiere strategic partners. The development has consisted of the following:

a. Mechanical -Table

b. Mechanical - robotic arms

c. Mechanical - automatic tool changer

d. Mechanical - Tool end effectors

e. Software – Database (Postgres, Firestore)

f. Software – API integrations

g. Software – Natural language Processing

h. Software – Robot path planning

i. Software – Recommendation Engine

j. Software – iOS Mobile app

5. Management team: In 2006, the founders successfully exited a previous company, Infrastructure Solutions, with a cash sale to Powerwave Technologies, a publicly traded company on the Nasdaq, and went on to sell $25 million dollars of the wireless technology product they developed within the first 12 months as part of the earn-out agreement.

Over the last 20 years, the founders have been on the cutting edge of developing emerging technologies and markets. From Australia to America the founder's product design and engineering services company, Kohlex LLC., has designed products for automation, medical, aerospace, consumer, and industrial. The founders continue to operate Kohlex LLC. which has approximately 40 engineers based out of their Kohlex India Design Center, PVT LTD office in Hyderabad, India. The founders have leveraged the low-cost geography, resources, and Kohlex Design Center (KDC) to develop the current MVP and will continue to utilize this resource as needed for further development as far as it represents cost savings to the Company.

6. Partners: To help fill the demand for technology development, we have partnered with another of the founder's companies in KDC for mechanical development and formed a strategic partnership with the Google Cloud Platform and one of the largest Google Cloud Partners, Searce Inc. for Machine Learning, AI, Natural Language Processing, backend network, and database infrastructure. In 2019, Google Cloud invested approximately $30,000 in Massage Robotics to bring on Searce Inc. to work together with the founders to develop the artificial intelligence of the robot. The partnership with Google is the result of a simple technical support call made to Google for a minor technical issue. Google was inspired by the founder's vision of a robot that can diagnose, prescribe, and perform massage therapy that they invited the founders up to their campus in Silicon Valley, which led to their later investment and partnership.

Fully-Diluted Calculations

The fully diluted pre-money valuation of $15,185,242.80 is calculated based on the share price of $1.35/share multiplied by the total number of shares outstanding on a fully diluted basis of 11,248,328 comprising 750,000 Class A Non-Voting Common shares, 10,000,000 Class B common shares and 498,328 Series Seed Preferred shares.

Conclusion

Considering the addressable wellness market, projected competitive advantages, comparable valuations, the current state of development, management team, and partners, the Board of Directors of the Company valued it with a fully diluted pre-money valuation of $15,185,242.80, which is represented in the $1.35/share for this Regulation CF offering.

Disclaimers

The Company has calculated its pre-money valuation on a fully diluted basis.

In making this calculation, we have assumed: (i) that all Preferred stock has been converted into Common stock; (ii) all outstanding options, warrants, and other securities, if any, are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account 600,000 shares of Class A Non-Voting Common Stock reserved but unissued for the conversion of outstanding Series Seed Preferred Stock shares. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  94.5%
  We will advertise to the fullest extent possible to raise the funds needed to build the company.

If we raise the over allotment amount of $1,069,200.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  21.5%
  We will advertise to the fullest extent possible to raise the funds needed to build the company. Funds are for the company to reach both potential investors and potential strategic partners. Tradeshows and related costs.

- *Operations*
  10.0%
  General operation, facility, and business costs.

- *Company Employment*
  6.0%
  Funds will be used to compensate the CEO at a sustainable level. The intent is to make as much of the available funding as possible go towards building the company.

- *Research & Development*
  47.0%
  Ongoing cloud, software/firmware, GUI/UX, hardware development, prototyping, and certifications

- *Working Capital*
  10.0%
  Reserved working capital for ongoing day-to-day operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://massagerobotics.com (Investors page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/massagerobotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Massage Robotics, Inc.

[See attached]

MASSAGE ROBOTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Massage Robotics, Inc.
Aliso Viejo, California

We have reviewed the accompanying financial statements Massage Robotics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 10, 2022
Los Angeles, California

MASSAGE ROBOTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 9,307	$ 2,727
Total Current Assets	**9,307**	**2,727**
Property and Equipment, net	54,840	75,793
Total Assets	**$ 64,146**	**$ 78,520**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Card	-	131
Shareholder Loan	2,994	2,994
Current Portion of Equipment Finance Agreement	24,600	24,600
Due to related parties	35,255	18,027
Total Current Liabilities	**62,849**	**45,752**
Simple Agreement for Future Equity (SAFEs)	136,862	96,227
Equipment Finance Agreement	26,080	46,499
Total Liabilities	**225,791**	**188,479**
STOCKHOLDERS EQUITY		
Common Stock	1,000	1,000
Additional Paid in Capital	200	200
Retained Earnings/(Accumulated Deficit)	(162,845)	(111,159)
Total Stockholders' Equity	**(161,645)**	**(109,959)**
Total Liabilities and Stockholders' Equity	**$ 64,146**	**$ 78,520**

See accompanying notes to financial statements.

MASSAGE ROBOTICS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	28,380	24,963
Sales and Marketing	19,125	-
Total operating expenses	47,505	24,963
Operating Income/(Loss)	(47,505)	(24,963)
Interest Expense	4,181	6,399
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(51,686)	(31,361)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (51,686)**	**$ (31,361)**

See accompanying notes to financial statements.

MASSAGE ROBOTICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	10,000,000	**$ 1,000**	**$ 200**	**$ (79,797)**	**$ (78,597)**
Capital contribution			-		$ -
Net income/(loss)				(31,361)	(31,361)
Balance—December 31, 2020	10,000,000	1,000	200	$ (111,159)	**$ (109,959)**
Shareholder distribution	-	-	-		-
Net income/(loss)				(51,686)	(51,686)
Balance—December 31, 2021	**10,000,000**	**$ 1,000**	**$ 200**	**$ (162,845)**	**$ (161,645)**

See accompanying notes to financial statements.

MASSAGE ROBOTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(51,686)	$	(31,361)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		20,954		20,954
Changes in operating assets and liabilities:				
Due from Related Parties				11,089
Credit Card		(131)		(9,241)
Due to Related Parties		17,228		18,027
Net cash provided/(used) by operating activities		**(13,636)**		**9,468**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		-		500
Repayment of Equipment Finance Agreement		(20,420)		(19,138)
Borrowing on SAFEs		40,635		2,405
Net cash provided/(used) by financing activities		**20,215**		**(16,233)**
Change in Cash		6,579		(6,765)
Cash—beginning of year		2,727		9,492
Cash—end of year	**$**	**9,307**	**$**	**2,727**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,181	$	6,399

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Massage Robotics Inc. was incorporated on April 26, 2016, in the state of Delaware. The financial statements of Massage Robotics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Aliso Viejo, California.

Massage Robotics is a life-sized autonomous massage robot with collaborative robotic arms and cloud artificial intelligence. Users can control robot motion and force with their normal voice in English or Mandarin. With Machine Learning, the robot can create and recommend massage routines. In addition, users can build their own personalized routines and then share them using an intuitive mobile app.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents has not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Massage Bed	5 years
Equipment (Robotics Arms)	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Massage Robotics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will earn revenues from the sale of life-sized autonomous massage robots.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $19,125 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Massage Bed	$ 5,948	$ 5,948
Equipment (Robotics Arms)	104,768	104,768
Property and Equipment, at Cost	**110,716**	**110,716**
Accumulated depreciation	(55,876)	(34,923)
Property and Equipment, Net	**$ 54,840**	**$ 75,793**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $20,954 and $20,954, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 10,000,000 shares been issued and are outstanding.

5. DEBT

Equipment Financing Agreement

During the years presented, the Company entered into an equipment financing agreement with Bank West. The details of the Company's loan, and the terms are as follows:

				For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Bank West -Equipment Financing	$ 104,768	3/15/2019	3/15/2024	$ 24,600	$ 26,080	$ 50,680	$ 24,600	$ 46,499	$ 71,099
Total				$ 24,600	$ 26,080	$ 50,680	$ 24,600	$ 46,499	$ 71,099

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	24,600
2023		24,600
2024		1,480
2025		
Thereafter		
Total	**$**	**50,680**

Owner Loans

During the past period, the major shareholder, Christian Mackin, made a payment on behalf of the Company from a personal credit card. There is no contract signed. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Christian Mackin	$ 2,994	0.00%	Fiscal Year 2019	No set maturity	$ 2,994		$ 2,994	$ 2,994		$ 2,994
Total					$ 2,994	$ -	$ 2,994	$ 2,994	$ -	$ 2,994

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

			As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**2021**	**2020**
George Rebensdorf	3/16/2017	$ 7,000,000	$ 15,000	$ 15,000
Tom Matthew	4/5/2019	$ 7,000,000	$ 121,862	$ 81,227
Total SAFE(s)			**$ 136,862**	**$ 96,227**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.

The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settle in cash, the Company has decided to classify them as a liability.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	**2021**	**2020**
Net Operating Loss	$ (7,151)	$ (676)
Valuation Allowance	7,151	676
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (19,611)	$ (12,461)
Valuation Allowance	19,611	12,461
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $65,721, and the Company had state net operating loss ("NOL") carryforwards of approximately $65,721. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The Company Kohlex, owned by Christian Mackin, (Massage Robotics's CEO and the major shareholder), made payment on behalf of Massage Robotics. The entire amount was paid off in March of 2022. As of December 31, 2021 and December 31, 2020, the outstanding balance of the amount due to Kohlex is $35,255 and $18,027, respectively.

During the past period, the major shareholder, Christian Mackin, made a payment on behalf of the Company from his personal credit card. There is no contract signed and 0% interest rate is applied. As of December 31, 2021 and December 31, 2020, the outstanding balance is $2,994 and $2,994, respectively.

8. SUBSEQUENT EVNTS

The Company has evaluated subsequent events for the period from December 31, 2021 through June 10, 2022, which is the date the financial statements were available to be issued.

On February 1, 2022, the Company secured an office space. In order to finance this and financing of CES tradeshow, the Company issued additional SAFEs to Tom Matthew in the aggregate amount of $90,000 under the same terms and conditions as SAFEs, which were issued until December 31, 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $47,505, an operating cash flow loss of $13,636, and liquid assets in cash of $9,307, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Massage Robotics

Just for the feel of it


Massage
ROBOTICS

Website | Aliso Viejo, CA | DATA/ANALYTICS | ENGINEERING

$0.00 raised

0 Investors	$15.2M Valuation
$1.35 Price per Share	$249.75 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We believe we are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. Our current stage is pre-revenue with a Minimum Viable Product (MVP). In the future, we anticipate offering a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Massage robots are the solution** to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- **Google believes in our vision.** Google invested their money to sponsor a Premiere Google Cloud Partner for two years to support development of Machine Learning, AI, and Natural Language Processing for our robot.
- **We are good at what we do.** For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

OVERVIEW

"Back"story and Innovation

In 2013, Massage Robotics co-founder and CEO, Christian Mackin, had an off-road vehicle accident in the California sand dunes that left him with a **broken neck and back**. These multiple fractures required urgent stabilization using titanium implants (see pictures below). During physical therapy and rehabilitation, he imagined a robot that could help him (and others) feel better as well as relieve therapists from their repetitive work.







Christian Mackin | co-Founder & CEO

Christian has been a quintessential serial entrepreneur for 22 years. In 2006, he started Kohlex, a product-design and engineering firm with customers from Australia to America. Working with Startups to Fortune-500 companies, his staff of more than 30 engineers design products for the automation, military, medical, aerospace, consumer, and industrial fields. Christian knew his team of highly-skilled engineers could turn his vision of a massage robot into a working prototype.

Google Cloud

In 2019, during a technical support call with Google Cloud Platform, their engineers became interested in our vision of a robot that would diagnose, prescribe, and perform a massage. Three months later, Google invested both its money and engineering resources. They worked collaboratively with Massage Robotics for two years to develop the Machine Learning, AI, and Natural Language Processing capabilities of the robot we call **Alex**.



*Images are computer generated demo versions. Product is still currently under development

Superhuman Innovation

It is a unique experience to be touched by a massage robot. You won't know until you know. You will have to feel it to understand it. The robot moves like a human and talks like a human, but Alex has superhuman memory. Alex uses Machine Learning and Artificial intelligence to recognize what you like and learn from it. After every massage, the robot is smarter. **Alex is evolving**.







THE PROBLEM

Why aren't more people getting massages?

If 92% of people believe massage therapy relieves pain and stress, then why don't they get massages? Also, 83% of people believe massages should be covered by their healthcare insurance (Source). We think most people believe massage therapy is a far better alternative to prescription drugs or surgery. **So many roadblocks to a simple solution.**



Body Issues
Reputation
Staffing
MASSAGE
Awkward
Inconvenience
Economics
Roadblocks

Massage Roadblocks

- **Economics:** Massages are expensive for both the wellness business and their customers.
- **Staffing:** There are not enough therapists to meet customer demand (Source).
- **Reputation:** Many people avoid massages because of the common negative association with sexual misconduct.
- **Inconvenience:** The hassles of self-preparation. Do I really have to shave, shower, shine, and shampoo?
- **Body Issues:** Problems of self-esteem and anxiety about our size, shape, fitness, skin, image, appearance, and imperfections.
- **Awkward:** What is normal about being naked with a stranger, or the uncomfortable decisions of small talk and underwear on or off?



The 20 most awkward things about getting a massage
YouTube
MTV Movie Awards - "Emma Stone"
Small talk
Farting
Drooling & Snoring
Erection
Moaning
Underwear in the way
Twitching & giggling
Body image
Partner disapproval
Spend money on me
Fear of relaxation
Exposure
Vulnerability
Pain
Cost
Wear underwear or not
Gender of the therapist
Chewbacca prickly legs
Body odor
Rubbing body fat

THE SOLUTION

Robots Remove Roadblocks

- **Economics:** A massage robot provides quality and quantity at a fixed cost. Our research and analysis show that leasing a robot will **cost less** than employing enough humans to keep up with Alex. This allows wellness franchises to charge less while still maintaining healthy margins.

- **Staffing:** Robots are more reliable than humans. This is a paradigm shift that rethinks the massage experience. Alex can work 3 shifts, 365 days a year - without vacation, sick days, holidays, benefits, or taxes - to generate significant profits.

- **Reputation:** Massage robots protect your reputation and promote your well-being. Never worry about being a victim or accused of sexual misconduct.

- **Inconvenience:** With Alex, you can show up as you are - any time of the day or night, and in any condition. No need to "get ready" to see Alex, unless you want to.

- **Body Issues:** The massage robot will not judge or question your size, shape, fitness, skin, image, appearance, or imperfections.

- **Awkward:** The massage robot eliminates the many awkward situations that occur when you are naked in a room with a stranger.


Just for
the feel of it
Eliminates awkward in-person massages
Uses AI and ML to recognize pain and provide relief

Robotic Perfection and Organic Creativity

Innovative Design
We believe good design is both beautiful and intelligent. Our goal is to excite the senses and inspire the mind. We deliberately combined innovative materials with Artificial Intelligence (AI). Although robotic by design, Alex is personal, thoughtful, and attentive.

Alex is built on a cloud network that uses Machine Learning (ML) to understand what humans like. Every night, on schedule, Alex assimilates data from the "Borg-like" collective of all the robots. They are evolving to become better at diagnosing, predicting, and prescribing.



Minimum Viable Product (MVP)
Development Stage

Safety and Automation
Alex is a cobot with six-axis robotic arms that meet international safety standards for Collaborative Robotics (Source). Alex is inherently safe. The robot is simply not heavy enough, fast enough, or strong enough to be dangerous to humans.

Alex has 2 six-axis robotic arms, each with an automatic tool changer. Interchangeable fitted attachments can deliver kneading, rolling, vibration, percussion, heat, electric pulse, and other therapeutic modalities. Guided by ML, Alex strings multiple segments together to create a personalized massage routine. Each segment is defined by cloud-stored parameters for tool, location, duration, path, speed, and force.



Motion and Voice Control
Alex biomimics the organic motions and touch pressures of a human therapist, based on algorithms and data stored in the cloud. Performing percussion, vibration, or kneading motions, Alex never gets tired - helping relieve your pain and decrease your stress.

Alex is enabled with Natural Language Processing powered by Dialogflow, which is the same platform used by Google Assistant. Using a normal voice, Alex can be guided to the left and right and to push harder or softer during the massage. Because Alex remembers every nudge, it will deliver a perfect massage every time.

Mobile App
We are rethinking the massage experience. We have developed a **Massage Robotics Mobile App** to enable Users to personalize their massage session. The mobile app is connected to the same cloud database and Recommendation Engine that the robot uses to create automated massage routines. Users can select from existing routines or create their own.

The mobile app screen layout allows Users to select from different categories of massage routines. We think the best category could be **For You**, which displays individualized recommendations based on AI and ML. In addition, the mobile app also provides other categories such as Ailments, Activities, Lifestyle, Sports, and Target Areas.

Select massage routines, customize, and share.

The above rendering of the Company's app is currently available in the Apple App Store, but not yet available to the public.

Calibration and Sharing
As part of the user profile setup, Alex collects and stores six calibration points (see figure below). These measured coordinates are used in a **proprietary algorithm**, which digitally morphs each routine to match any individual User's body shape. So a routine configured for the body shape of even the largest NFL football player can be shared with the tiniest ballerina.

Users can intuitively create personalized massage routines and then share the routines publicly or privately. A doctor can share with a patient, a celebrity with a fan, or friends within a social group. This network of Users will continuously create and share fresh routines, so you will never get bored.


Collects 6 Calibration Points
Top center of back
Shoulder Width
Bottom center back
Top of leg
Knee
Ankle

THE MARKET

Deca-billion in Addressable Revenue


MASSAGE
Market Size
$4 Trillion - Wellness Industry
$110 Billion - Massage Spa
$10 Billion - Massage Equipment

(Source)

Today's massage is evolving. We are disrupting the 5,000-year history of massage therapy (Source). We are creating a completely new massage experience in the **$4 trillion wellness market**. The global massage industry is valued at $110 billion in 2019. While the massage device market alone is estimated to be worth $10 billion in 2022, with a **CAGR of 13.8%** (Source). Over five years, we estimate that capturing only 1% of the 360,000 massage therapists in the United States (Source) will produce revenues greater than $1 billion based on our expected RaaS agreement terms once the product is commercially viable.

Revenue Model

RaaS just makes sense!

Our business model is based on **Robot-as-a-Service (Raas)**, which is planned to be implemented once the product reaches a commercially viable stage. The model is a monthly subscription-based **B2B** approach for wellness businesses across sectors, including healthcare, commercial, corporate, private, and government. Similar to the rise of SaaS (and then HaaS) -- which hit "tech" in Silicon Valley by storm - RaaS is gaining momentum across the world.

RaaS just makes sense. We are seeing all types of robots leaving the factory floor and entering restaurants and hospitality facilities. Our massage robots will soon be entering wellness clinics. Since buying a robot is expensive and they are a **depreciating asset**, RaaS allows companies to reduce capital expenditures and lower operating costs.

RaaS Advantages

- **High Margins:** Profits built into recurring revenue and usage (as-a-service).
- **Customer Retention:** Stronger **barrier** to sales competition, making it more difficult for new entrants to displace.
- **Facilitate Sales:** Greasing the skid for sales by eliminating typical capital expense barriers and making way for **rapidly** scaling growth.
- **One-Stop Solution:** The business only pays a **service as a subscription**, without the need to purchase hardware or equipment.
- **Scalability:** Business growth and system flexibility go hand-in-hand. Future expansion or upgrading can be done with ease.

Sales Channels

- **Healthcare:** Physical Therapy, Chiropractic Clinic, Sports Rehab, etc.
- **Commercial:** Massage Clinics, Gyms, Hotel chains, etc.
- **Corporate:** Professional Sports Clubs, College Sports, Fortune 500, etc.
- **Government:** Police, Fire, Military, etc.
- **Private:** Luxury Homes, Yachts, Celebrities, etc.



OUR TRACTION

Innovative Technology and Press Enthusiasm

We have completed our first high-functioning Minimum Viable Product (MVP). Initiated from our mobile app, the robot can carry out massage routines. An automatic tool changer enables autonomous tool changes between different segments of a routine. The robot is capable of voice control to change the motion path and force exerted. Sensory data is collected every second during a massage and stored in the database.

2018: We demonstrated our robot in the pavilion at the OCTANe Technology Innovation Forum in Newport Beach, California. Videos of our demonstration went viral across social media platforms garnering over 10M views.


VIEWS
10M+
LIKES
10K+
COMMENTS
10K+
Social Proof
cheddar news
cnet
HYGO

Source | Source | Source

While these **Views** demonstrated significant **social proof** for the concept, the comments validated our vision and the **Likes** inspired us to think bigger.

2019: We called technical support at Google for a simple network problem. The Google Cloud Platform support team was so inspired by our vision of a robot that we imagined will diagnose, prescribe and perform a massage, that **Google ended up investing.** They invested money and engineering resources from 2019 to 2021 to develop the Machine Learning, AI and Natural Language Processing capabilities of the robot.

Thanks to Google, users can currently speak in their normal voice in English and we shortly anticipate adding **Mandarin and 42 other languages** to command the robot's motion and force. The robot also stores thousands of data points during each massage as well as User profiles and preferences. Then the robot uses this information to recommend massages routines - similar to how Netflix recommends movies.


VentureBeat
VentureBeat's Top 11 Best of the Consumer Electronics Show

Source

CES 2022 in Las Vegas, Nevada

2022: Massage Robotics launched the MR-01 as a Minimum Viable Product (MVP) product as an exhibitor at the Consumer Electronics Show in Las Vegas. We ranked fifth in VentureBeat's **Top 11 Best of CES** (Source) among 2,300 other exhibitors. More than 125 media outlets on 6 continents have published or republished stories about Massage Robotics.

WHY INVEST

Robots Will Win

HOW THEY WIN IS UP TO HUMANS

We believe in a win-win scenario, in which robot technology is harnessed to improve people's health and wellness across the globe.

We are inspired by the creativity, emotions, and intuition of our fellow homo sapiens. So we want our massage robot to help everyone feel more human.

JOIN US

People are the center of our robot innovation. **Our purpose** is to make massage therapy a more significant part of your overall wellness program. We use ingenuity and intuition to guide our Design Thinking. Then we use Machine Learning and Artificial Intelligence to go beyond our human limitations.

If you **believe** that massage will improve your life, join us.

If you **want** massage therapy to be more affordable and accessible, join us.

If you **need** a better quality of living, join us.

Together, with our massage robots, we can shape the future of wellness with your investment.



Massage ROBOTICS

March 2013 — Off-Road Vehicle Accident
Christian broke his neck and back while operating an off-road vehicle in the sand dunes near Las Vegas, Nevada.

May 2016 — Company Launches!
During physical therapy, Christian imagines a new tool for therapists to use for patient care.

April 2019 — Google Invests in Massage Robotics
Inspired by our vision to have a robot that can diagnose, prescribe and perform massage therapy, Google provided a team to help us develop ML, AI, and NLP.

January 2022 — Launch Product!
Officially launched model MR-01 at the Consumer Electronic Show in Las Vegas, Nevada.

Month Year — Launched on StartEngine
Now YOU can own a part of our company!

2023 — Demo
Conduct demonstrations on 400 independent users to collect feedback to improve robot motion algorithms as well as train the Machine Learning neural network. (ANTICIPATED)

2023 — DFM & Scale
Design for manufacturing and production. Scale the network, machine learning, and mobile to scale with new user acquisition. (ANTICIPATED)

2023 — Pilot Placements
Place robots into operation at local wellness facilities and professional sports franchises. (ANTICIPATED)

2024 — General Availability
Following successful demonstrations and a pilot program, the robots will be available for general sales and distribution. (ANTICIPATED)

2024 — Value Engineering
Design for a 25% reduction in robot table cost reduction. (ANTICIPATED)

In the Press

VentureBeat, techradar, ZDNet, USA TODAY, CBS MORNINGS, The New York Times, cheddar news, HYGO, cnet, REUTERS, American News Times, archyde, automatyka.pl, BENZINGA, Big World Tale, Daily Mail, DUK News, eTIME, EXPRESSDIGEST, FidelityHouse, gadgetify, GAMINGSYM, SIA Magazin, gettyimages, Habr, terra, HelloDD.com, IT WORLD CANADA, Le Parisien

SHOW MORE

Meet Our Team



Christian Mackin

Co-founder, Secretary, Treasurer, Director & CEO

Professional Life

I am a quintessential serial entrepreneur who designed a robot while on the trail to Mt. Everest Base Camp.

In 1998, I started my first company, Geokinetics; and in 2001, my next company was Cellular Science. In 2004, I started Infrastructure Solutions and designed a cabinet for the wireless telecommunications industry. Together with my brother Sean, we produced $7 million in sales during 2005. In April of 2006, we successfully exited Infrastructure Solutions with a cash sale to Powerwave Technologies. We then sold an additional $25 million of cabinets over the next 12 months. In 2006, we started Kohlex, a product-design and engineering firm with customers from Australia to America. Working with Startups to Fortune-500 companies, our staff of more than 30 engineers design products for the automation, medical, aerospace, consumer, and industrial fields.

Private Life

I am an outnumbered family man. I've been married for more than 30 years and have three beautiful daughters! For fun, I fly sailplanes competitively. In fact, a few years ago I was ranked in the top ten in the United States. See my loops over Mt. Whitney (https://www.youtube.com/watch?v=E7RU8PZkoBA)

In March of 2013, I broke my back and neck in an off-road vehicle accident in the sand dunes of California. I have always appreciated titanium, but I usually admired it for mountain bike parts. I never thought titanium parts would end up holding my spine together. This life-changing accident and extensive physical therapy inspired the design of our massage robot. I imagined an autonomous robot that could diagnose, prescribe, and perform a massage to help people feel better and to relieve therapists from repetitive work.

Five months after the accident, I traveled to Nepal with my oldest daughter. We volunteered to teach English to young monks who live in a monastery near Mt. Everest. See summary video (https://www.youtube.com/watch?v=-U8W_-_vF5U). While living on the mountain during the month of August, we decided to trek to Everest Base Camp located at 18,000 feet. I invented much of the roadmap for creating the massage robot along the trail. Over the next 12 days, while recuperating in my sleeping bag every night, I would dream about how a robot would never get tired of making me feel better.

Mr. Mackin currently spends over 40 hours per week



Sean Mackin

Co-Founder & Business Development

Sean Mackin has been a serial entrepreneur along with his brother Christian Mackin since his first company, Cellular Science in 2001, then Infrastructure Solutions (IS) a product development company in 2004, and Kohlex an engineering firm in 2006. The brothers have recently started Massage Robotics in 2016 and have been working together to develop a collaborative robotic product for the massage therapy industry.

Working as a Business Development Manager (BDM) for IS, Mr. Mackin was directly responsible for the sales for this startup company and its disruptive technology into the wireless community which included companies such as AT&T, Verizon, Cingular Wireless, and Sprint Nextel to name a few. IS was acquired by Powerwave Technologies (PWAV) a billion-dollar public company in 2006, Mr. Mackin was instrumental in the sales of over 30 million dollars worldwide of this wireless communication product. Mr. Mackin was directly responsible for the sales and technical training for PW and its global sales force. His responsibilities included sales and hands-on training around the world which encompassed most of the 50 US states, as well as countries such as Peru, Argentina, Chile, Uruguay, France, Germany, England, Spain, Malaysia, Singapore, and Hong Kong.

Mr. Mackin is currently acting as a BDM for Kohlex which involves bringing on new customers from around the world and developing engineering teams to assist in the expansion of both new and existing products. I am also responsible for the cultivation and expansion of existing customers.

working for Massage Robotics, Inc. while also serving as CEO for another company Kohlex, LLC for approximately 4 hours per week.



Jerome Williams

Board of Advisors

Jerome Williams (born May 10, 1973) is an American retired professional basketball player active in the NBA between 1996 and 2005. Williams played for the Detroit Pistons, Toronto Raptors, Chicago Bulls, and the New York Knicks.

Williams joined the NBA's "Basketball Without Borders" program, an effort to teach the game and bring resources to underdeveloped nations in Africa, Asia and elsewhere. In Toronto, he was always greeted with a standing ovation when he returned in a Bulls or Knicks uniform. Nicknamed the Junk Yard Dog (or JYD) by Rick Mahorn in his early days as a Detroit Piston for his hard work and hustle (as stated in an interview while he served as a commentator on NBA TV), Williams sometimes referred to himself in the third person.

JYD serves on the boards of:

RealWear--The next generation industrial strength assisted reality solution

Wiki link: https://en.wikipedia.org/wiki/Jerome_Williams_(basketball)



Ben Way

Board of Advisors

Ben Way is a best selling author, leading futurologist, philanthropist & entrepreneur, best known for his appearance on Secret Millionaire. With over twenty years of experience in technology and innovation, Ben has travelled the world seeking out and developing new technologies.

He started the Rainmakers, one of the first incubators in Europe and has spent his life helping early stage companies grow into successful companies with multiple exits over the last twenty years.

As a leading voice on the challenges and benefits of tomorrow's technology, he has advised some of the world's leading institutions, including the White House, regarding technological preparations for the future. He is the recipient of the millennium entrepreneur of the year award and has appeared on numerous technology and philanthropy television programs, as well as presenting Bright Young Wonders on Robotics.



Dr. Patrick Khaziran

Board of Advisors

Dr. Patrick Khaziran is the founder of Sports Rehab LA in Encino, CA, Specializing in Sports Injury Rehab, Chiropractic Care, and Post Surgery Recovery. Dr. Patrick underwent his studies at Cleveland Chiropractic College in Los Angeles where he received his Doctorate in Chiropractic.

Complimenting his national board certification in physiotherapy Dr. Patrick has a level 2 certification in FMS, certificate in Graston and is currently undergoing his studies for his CSCS. Dr. Patrick has treated hundreds of professional athletes in the NBA, NFL, MLB, Champions, Pro Bowlers, All-Stars and future Hall of Famers. His treatment philosophy has helped some of the most elite athletes in the world return to playing after suffering possible career ending injuries.

https://www.sportsrehabla.com/



Dr. Edward Noble

Board of Advisors

Dr. Noble built his first percussion massager in 1974, designing a clinical massager just for Chiropractors, the Vibrotoner. In 1986 he released the Thumper Pro model for Chiropractors & Massage Therapists. In 1997 he created the hugely successful Thumper* MiniPro for home massage. This one spawned over 100 copies worldwide. The Thumper was widely sold at Sharper Image and Brookstone stores.*

Dr. Noble is informing our development of percussion and other therapeutic tools as end effectors on the robot arms.



Arlo G Jorgensen II

Board of Advisors

I see miracles every day.

Sometimes the miracle is expected, "I can get out of bed."; sometimes it is sublime, "I can walk outside with my grandchildren"; sometimes the experience is overwhelming, "I am not afraid of falling"; sometimes it is life-changing, "I can take myself to the bathroom."

I enjoy the rewarding challenge of being a Physical Therapist (PT). I help people regain their lives and restore their quality of life. For thirty years, I have worked with people from all walks of life as well as from every stage of life—from newborns and children to teenagers and elderly patients.

After earning a Master's in Exercise Physiology from Brigham Young University, I graduated from California State University Long Beach in Exercise Science with a board certification in Physical Therapy. I have continued to develop my professional skill-set with hands-on experience working with patients in hospitals, nursing homes, fitness centers, workplaces, rehab clinics, and private homes.

As a Home Health PT, I love working one-on-one with my patients—focusing on their mobility, safety, cognition, balance, strength, and endurance.



Julieanne Downing

Board of Advisors

"No thank you, Denver Downing."

Denver is my seven-year-old son. He is the youngest of my three wonderful sons. As a mom, I worry about other people's well-being. Whether they are seven or seventy years young, I naturally empathize with people. Some people want to get well, while other people need to be nudged toward a better path–with a gentle "no thank you."

For nearly two decades, I have worked as a business administrator in the Health and Wellness field. From hair and tanning salons to massage and chiropractic clinics, I have experienced firsthand the challenge of managing and staffing wellness facilities. Additionally, I owned and operated a nutrition club, which offered classes on alternative healthcare options based on a holistic approach. In everything I do, I try to live well and pass it on to others.

I love what I do! I have the privilege to help people reach their wellness potential. I really enjoy supporting people on their journey to improve overall health and well-being. My career path has led me to a place where I've never been happier, healthier, and more fulfilled in my life. I believe that we all can live better lives.

"No thank you... Be well."



Dennis Conklin

Board of Advisors

How does an Army veteran go from selling pantyhose from the basement of his home in Wisconsin to becoming a franchise savant? It is a long and crazy road that Dennis Conklin has been on, and he wouldn't change it for the world.

In 2005, Dennis' wife came home after a massage at Massage Envy and told Dennis about the new and first-to-market member-based concept. Dennis bought regional developer and franchisee rights to San Diego without ever stepping foot into a Massage Envy. "This was such a unique business model, and I knew I wanted to be part of it from the start." As the business grew at epic speed, in 2007 Dennis reached out to his youngest daughter, Dani, to come on board.

After successfully building the Massage Envy brand in San Diego, in 2010 the father-daughter team signed on to become the regional developers and franchisees for European Wax Center (EWC). With the franchise market providing several solid opportunities, in 2012 Dennis signed on to become the regional developer of The Joint...the chiropractic place in San Diego and Orange County. "This was being operated by the original Massage Envy team, who I was very confident in," said Dennis.

In 2014 Dennis and Dani moved on to their next brand-building opportunity, Amazing Lash Studio. Their efforts have not gone unnoticed in any of the four brands with accolades including 2 Million Dollar Club and strongest sales closing at Massage Envy and Brand Ambassador at Amazing Lash Studio.

Offering Summary

Company	Massage Robotics, Inc.
Corporate Address	65 Enterprise, Aliso Viejo, CA 92656
Offering Minimum	$9,999.45
Offering Maximum	$1,069,200.00
Minimum Investment Amount (per investor)	$249.75

Terms

Offering Type	Equity
Security Name	Class A Stock
Minimum Number of Shares Offered	7,407
Maximum Number of Shares Offered	792,000
Price per Share	$1.35
Pre-Money Valuation	$15,185,242.80

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first week (7 days) to receive 15% bonus shares

Early Bird Bonus

Invest within the second week (14 days) and receive 10% bonus shares.

Early Investor Bonus

Invest within the first month (31 days) and receive 5% bonus shares.

Amount-Based:

Tier 1 | $500+

Be added to our iOS mobile app beta tester group.

Tier 2 | $1,000+

5% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite.

Tier 3 | $1,500+

7% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite.

Tier 4 | $2,500+

10% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

Tier 5 | $5,000+

15% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

Tier 6 | $10,000+

20% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

Tier 7 | $25,000+

44% bonus shares + be added to our iOS mobile app beta tester group + receive a thank you very "merch" box, including a demo massage invite + be the first to have the opportunity to share your own custom massage routine on the Massage Robotics mobile app.

**All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

Massage Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $1.35 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Massage Robotics to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2022 All Rights Reserved

About
- Our Team
- Equity Crowdfunding 101
- Blog
- StartEngine Careers
- Portfolio Job Board

Companies
- Get Funding
- How It Works
- Why StartEngine
- Founder FAQ
- Refer Founders
- Partnerships

Investors
- Start Investing
- Investing 101
- Investor FAQ
- Earn 10% Bonus
- Form CRS

Legal/Contact
- Terms of Use
- Privacy Policy
- Disclaimer
- Annual Reports
- Help Center
- Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

0:00:43.123,0:00:47.203

Touch is basic to survival, but does it have to be human touch?

0:00:47.952,0:00:52.402

We are rethinking massage therapy from a robotic perspective.

0:00:52.659,0:00:57.003

By challenging norms, we've created a new user experience

0:00:57.003,0:00:59.621

that has to be felt to truly comprehend.

0:01:00.000,0:01:06.560

With robotic arms and changeable hand attachments, the robot can bio-mimic the motions of human massage.

0:01:06.560,0:01:16.005

But, with mechanical capabilities such as percussion and vibration, a robot can relieve pain and stress in ways that no human can.

0:01:16.759,0:01:22.954

Conceived as a robot for humans, the arms meet international safety standards for robots.

0:01:22.954,0:01:29.479

Designed to interact with people, the robot utilizes natural language processing so that users can

0:01:29.479,0:01:37.732

speak in their normal voice to nudge the robot to the left, or to the right, to push harder or softer.

0:01:38.247,0:01:44.247

We are moving beyond designing a human-machine interface to define human-machine relationships in the cloud

0:01:44.247,0:01:49.767

and with machine learning and artificial intelligence the robot is evolving.

0:01:50.253,0:01:52.835

It is learning what humans like.

0:01:53.393,0:01:57.752

Using sensory data collected from an entire network of robots,

0:01:57.752,0:02:04.936

a cloud recommendation engine can program and

recommend massage routines tailored to personal needs.

0:02:05.278,0:02:11.394

A mobile app will soon enable users to create and personalize their own massage routines.

0:02:13.393,0:02:17.553

The robot knows each user, and with three-dimensional algorithms can

0:02:17.553,0:02:23.793

morph massage routines to fit each individual body, so routines can be shared from doctor to patient,

0:02:23.793,0:02:27.191

celebrity to fan, and with friends.

0:02:27.457,0:02:33.053

We believe that regular massage therapy should be a part of everyone's overall wellness program.

0:02:33.657,0:02:37.238

Massage should be affordable and accessible,

0:02:37.238,0:02:40.553

and that's why we brought a massage robot into the world.

0:02:40.780,0:02:43.716

We encourage you just for the feel of it,

0:02:43.716,0:02:46.487

to come and be touched by a robot.

0:02:46.487,0:02:50.888

you will feel amazing, more relaxed, and inspired.

The Emma Stone MTV Award Video Transcript is as follows:

Link: https://youtu.be/zTF7zi7vXRI

0:09

oh thank you so much for squeezing me in

0:11

i have a lot of tension in my shoulders

0:13

hey how's it going

0:15

oh my god hey i'm jason sedakis it's

0:18

nice to meet you i'm hosting this year's

0:20

mtv movie awards so i'm just going

0:21

around

0:21

introducing myself to some of the

0:22

nominees before the big night so our

0:24

first time meeting isn't weird or

0:25

awkward

0:26

oh mission not accomplished yeah yeah

0:30

yeah i guess so chat bomb no i'm good

0:33

okay oh my god get out

0:36

well i

0:39

did you just drool in my mouth the mtv

0:42

movie awards hosted by jason sudeikis

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "MASSAGE ROBOTICS, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF AUGUST, A.D. 2022, AT 12 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6028678 8100
SR# 20223298408

Authentication: 204216588
Date: 08-22-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 08/18/2022
FILED 12:00 PM 08/18/2022
SR 20223298408 - File Number 6028678

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS

OF

SERIES SEED PREFERRED

OF

MASSAGE ROBOTICS, INC.

MASSAGE ROBOTICS, INC. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), in accordance with the provisions of Sections 103 and 151 thereof, DOES HEREBY CERTIFY THAT:

WHEREAS, in accordance with the provisions of Section 151 of the DGCL and pursuant to the authority under Article FOURTH of the Certificate of Incorporation of the Corporation, as amended (the **"Certificate of Incorporation"),** the Board of Directors of the Corporation is authorized to issue from time to time shares of the Corporation's Preferred Stock, par value $0.0002 per share **("Preferred Stock"),** in one or more series;

WHEREAS, the Board of Directors previously adopted a resolution authorizing the creation and issuance of a series of said Preferred Stock designated as the "Series Seed Preferred Stock" (the **"Series Seed Preferred Stock")** and the Certificate of Designations for the Series Seed Preferred Stock was filed with the Secretary of State of the State of Delaware on June 15, 2022;

WHEREAS, on August 12, 2022, the Board of Directors approved and adopted the following resolution (this **"Certificate of Designations"** or this **"Certificate")** for purposes of amending certain provisions of the Series Seed Preferred Stock; and

WHEREAS, in accordance with Section 242(b)(2) of the DGCL, the holders of 100% of the shares of Series Seed Preferred Stock then outstanding (the **"Requisite Series Seed Holders"),** voting separately as a class, approved the following resolution by written consent with an effective date of August 12, 2022, to increase the authorized number of shares of Series Seed Preferred Stock to 600,000 and to amend the Certificate of Designations for the Series Seed Preferred Stock.

NOW THEREFORE, BE IT RESOLVED, that, pursuant to the authority expressly vested in the Board of Directors and in accordance with the provisions of the Certificate of Incorporation and the DGCL, the Certificate of Designations for the Series Seed Preferred Stock shall, subject to the approval of the Requisite Series A Holders, be amended and the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations or restrictions thereof are as follows:

Section 1. Designation. The distinctive serial designation of such series of Preferred Stock is "Series Seed Preferred" ("Series Seed"). Each share of Series Seed shall be identical in all respects to every other share of Series Seed.

Section 2. Number of Shares. The authorized number of shares of Series Seed shall be 600,000. Shares of Series Seed that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Series Seed, shall be cancelled and shall revert to authorized but unissued shares of Series Seed.

Section 3. Definitions. As used herein with respect to Series Seed:

a) **"Board of Directors"** means the board of directors of the Corporation.
b) **"Bylaws"** means the amended and restated bylaws of the Corporation, as they may be amended from time to time.
c) **"Certificate of Designations"** means this Certificate of Designations relating to the Series Seed, as it may be amended from time to time.
d) **"Certification of Incorporation"** shall mean the amended and restated certificate of incorporation of the Corporation, as it may be amended from time to time, and shall include this Certificate of Designations.
e) **"Class A Common Stock"** means the Class A Common Stock, par value $0.0001 per share, of the Corporation.
f) **"Class B Common Stock"** means the Class B Common Stock, par value $0.0001 per share, of the Corporation.
g) **"Conversion Price"** applicable to the Series Seed shall initially be equal to the Original Issue Price.
h) **"Original Issue Price"** shall mean, with respect to the Series Seed, $0.6223 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Series Seed.
i) **"Preferred Stock"** means any and all series of Preferred Stock, having a par value of $0.0002 per share, of the Corporation, including the Series Seed.

Section 4. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock) unless, in addition to the obtaining any consents required elsewhere, the holders of the Series Seed then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed in an amount at least equal to

(a) in the case of a dividend on Class A Common Stock or any class or series that is convertible into Class A Common Stock, that dividend per share of Series Seed as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Class A Common Stock and (B) the number of shares of Class A Common Stock issuable upon conversion of a share of Series Seed, in each case calculated on the record date for determination of holders entitled to receive such dividend, or

(b) in the case of a dividend on any class or series that is not convertible into Class A Common Stock, at a rate per share of Series Seed determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed pursuant to this Section 4 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed dividend.

Section 5. Optional Conversion. The holders of the Series Seed shares shall have conversion rights as follows (the **"Conversion Rights"**):

5.1 Right to Convert.

5.1.1 Conversion Ratio. Each share of Series Seed shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion. Such initial Conversion Price, and the rate at which shares of Series Seed may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

5.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 7.1 to holders of Series Seed pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

5.2 Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Series Seed. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Class A Common Stock to be issued upon conversion of the Series Seed shall be rounded to the nearest whole share.

5.3 Mechanics of Conversion. Stock to voluntarily convert shares of Series Seed into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed represented by the surrendered certificate that were not converted into Class A Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Series Seed converted.

5.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Series Seed, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

5.3.3 Effect of Conversion. All shares of Series Seed which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed accordingly.

5.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series Seed surrendered for conversion or on the Class A Common Stock delivered upon conversion.

5.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Series Seed pursuant to this Section 5. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Series Seed so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

5.4 Adjustments to Conversion Price for Diluting Issues.

5.4.1 Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(a) **"Additional Shares of Class A Common Stock"** shall mean all shares of Class A Common Stock issued (or, pursuant to Section 5.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Class A Common Stock and (2) shares of Class A Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i) as to any series of Series Seed shares of Class A Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Series Seed;

(ii) shares of Class A Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Class A Common Stock that is covered by Section 5.5, 5.6, 5.7 and 5.8;

(iii) shares of Class A Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, or

(iv) shares of Class A Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Class A Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Class A Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Class A Common Stock or Convertible Securities.

5.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Class A Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Class A Common Stock.

5.4.3 Deemed Issue of Additional Shares of Class A Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Class A Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Class A Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 5.4.4 are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Class A Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion

Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Class A Common Stock (other than deemed issuances of Additional Shares of Class A Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 5.4.4 (either because the consideration per share (determined pursuant to Section 5.4.5) of the Additional Shares of Class A Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Class A Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Class A Common Stock subject thereto (determined in the manner provided in Section 5.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 5.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

5.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Class A Common Stock. In the event the Corporation shall at any time after the Original Issue Date issues Additional Shares of Class A Common Stock (including Additional Shares of Class A Common Stock deemed to be issued pursuant to Section 5.4.3) without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issuance or deemed issuance, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Class A Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of one-tenth of a cent ($.001) of consideration for all such Additional Shares of Class A Common Stock issued or deemed to be issued.

5.4.5 Determination of Consideration. For purposes of this Section 5.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Class A Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Class A Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Class A Common Stock deemed to have been issued pursuant to Section 5.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Class A Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

5.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Class A Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of 5.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

5.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Class A Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

5.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

1) the numerator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and
2) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Series Seed simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Series Seed had been converted into Class A Common Stock on the date of such event.

5.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed shall receive, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed had been converted into Class A Common Stock on the date of such event.

5.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 7.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Class A Common Stock (but not the Series Seed) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 5.4, 5.6 and 5.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one (1) share of Series Seed immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the holders of the Series Seed, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed.

5.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed.

5.10. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Class A Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed) shall be entitled to exchange their shares of Class A Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed and the Class A Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

Section 6. Mandatory Conversion.

6.1 Trigger Events. Upon either (a) the closing of the sale of shares of Class A Common Stock to the public at a price of at least $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation and in connection with such offering the Class A Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate as calculated pursuant to Section 5.1.1 and (ii) such shares may not be reissued by the Corporation.

6.2 Procedural Requirements. All holders of record of shares of Series Seed shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed pursuant to this Section 6. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 6.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof, and (b) pay any declared but unpaid dividends on the shares of Series Seed converted. Such converted Series Seed shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed accordingly.

Section 7. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

7.1 Preferential Payments to Holders of Series Seed. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Class A Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed been converted into Class A Common Stock pursuant to Section 5 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled under this Section 7.1, the holders of shares of Series Seed shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

7.2 Payments to Holders of Class A Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series Seed, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed pursuant to Section 0 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Class A Common Stock, pro rata based on the number of shares held by each such holder.

7.3 Deemed Liquidation Events.

7.3.1 Definitions. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

7.3.2 Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 7.3.1(a)(i)_ unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Section 7.1 and 7.2.

In the event of a Deemed Liquidation Event referred to in Section 7.3.1(a)(ii) or 7.3.1.(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6_shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series Seed pursuant to this Section 7.3.2(b). Prior to the distribution or redemption provided for in this Section 7.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

7.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

7.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 7.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 7.1 and 7.2_as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 7.1 and 7.2_after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 7.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

Section 8. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed shall be entitled to cast the number of votes equal to the number of whole shares of voting Class B Common Stock into which the shares of Series Seed held by such holder are ultimately convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed shares shall vote together with the holders of voting Class B Common Stock as a single class and on an as-converted to voting Class B Common Stock basis.

Section 9. Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat the record holder of any share of Series Seed as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 10. Notices. All notices or communications in respect of Series Seed shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Bylaws or by applicable law.

Section 11. No Preemptive Rights. No share of Series Seed shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 12. Other Rights. The shares of Series Seed shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 21 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 12, 2022.

SkyMirr
SkyMirr | *RF Technology To Better Our Lives*
https://skymirr.com/

Description of Business
At SkyMirr, we are developing Radio Frequency technology and products across multiple industries, including broadband wireless access and medical devices. We plan to use short-term revenue from the broadband wireless market to fund our long-term development of innovative cancer treatment. We are currently pre-market, with real customers already placing initial orders. We have multiple patents pending and more groundbreaking products in development.

Reasons to Invest

- We have developed RF technology with many key applications across multiple industries, and we are engaging in opportunities for both short-term and long-term growth.
- The global 5G RF/antenna market was valued at $280.2 million as of 2020 and is growing at a CAGR of 54.7% (Source). Meanwhile, the cancer therapy market was valued at $158 billion in 2020, with a CAGR of 9.15% (Source).
- We already have an agreement in place with CCL Group to supply innovative advanced RF technology products to improve wireless communication and performance across 21 countries in East and Central Africa (Source). We've also received our first PO from SB-Solutions for RF-based biomedical products.

Team
Dr. Eric (Youngmin) Jo, Ph.D.: Chief Executive Officer, President, Treasurer, and Director, LinkedIn
Dr. Christopher Morton, Ph.D.: Director and Corporate Secretary, LinkedIn

HANGOBI by Hang Obi, Inc
Hangobi | *Hangobi | Hangobi: your go-to, delicious, plant-based daily multivitamin in a can.*
https://hangobi.com/

Description of Business
Hangobi is a delicious daily multivitamin in a can. We are seeking to be your primary recovery solution for working out, in the office or socializing with your friends. We believe we are a fast-growing company with $50.9k+ in overall revenue since late February 2022. In our view, our strong performance is supported by an established online presence with a high reorder rate (44% last 90 days) and a rapid expansion of our retail footprint with over 114 independent stores in New York City since June 2022.

Reasons to Invest

- By combining delicious natural flavor with a reliable and recognizable impact, Hangobi is one of the first all-in-one "daily multivitamins" in a can. Feeling good never tasted so good.
- We have strong traction online and exceptional retail trends. Online: 14k+ social media followers, videos with 50k+ views, $43.4k sales on Shopify and Amazon, 44%+ reorder rate over the last 90 days. Our physical presence: 121+ locations in NYC and counting since June 2022. Keynote partnerships projected in September 2022 will kickstart a high-velocity sell-through of our inventory in Q4 2022.

- The $49.9B functional beverage market is booming but fragmented (source). We believe Hangobi is positioned to capitalize on this by combining a robust brand presence with reliable retail relationships. We were selected by AATAC (Asian American Trade Associations Council) as their primary functional beverage accessing 90,000+ convenience store member locations in the U.S.

Team
Conrad Oberbeck: Co-Founder and Chief Executive Officer, LinkedIn
John Eric Oberbeck: Co-Founder and Chief Marketing Officer, LinkedIn

Nuttin Ordinary
Nuttin Ordinary | *Crafting Premium Plant-Based Food With Integrity*
https://www.nuttinordinary.com/

Description of Business
Nuttin Ordinary® is a premium cheese & food company that is 100% plant-based, breaking new ground in the vegan cheese market. We use cashews, quality natural ingredients, and age-old craft cheese fermentation techniques to create delicious, clean & simple ingredient 100% plant-based food. Our products are available in a variety of locations across the Northeast, and we are ready to scale.

Reasons to Invest

- Using our proprietary craft fermentation process, we created a delicious, premium, plant-based cheese, using only clean and simple ingredients.
- The plant-based food market is valued at $7 billion and includes over 100 million Americans (Source).
- We own our own proprietary manufacturing process and have proven market fit in multiple channels including; Whole Foods, Direct to Consumer Websites, Wegman's, FreshDirect, MarketBasket, and Local Co-Ops & Natural Food Stores.

Team
Joshua Velasquez: Chief Executive Officer / Director, LinkedIn
Adam Hamilton: Chief Operating Officer / Director, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business

Description of Business

Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team

Ashutosh Das: President and CEO, LinkedIn

Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.

StorEn Technologies | *Renewable Energy Storage*

https://www.storen.tech/

Description of Business

StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team

John Davis: CEO, Treasurer & Director, LinkedIn

Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club

Clear Club | *Affordable & Custom Dental Guards*

https://clearclub.com/

Description of Business

ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products

direct-to-consumer and healthcare products.

- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led

- Moboose has secured 16 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the

worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

BEEN REVIEWED OR VERIFIED BY STARTENGINE AND STARTENGINE MAKES NO GUARANTEES WITH REGARDS TO THE COMPLETENESS, ACCURACY OR TIMELINESS OF THE INFORMATION. INVESTORS SHOULD NOT RELY ON INFORMATION CONTAINED ON THIS PAGE IN MAKING ANY INVESTMENT DECISION.

Equity Crowdfunding by the Numbers: August '22
Josh Chu September 9, 2022

Pitches That Get My Attention Answer These Questions on Slide 1
Kevin O'Leary (aka Mr. Wonderful) September 9, 2022

What the Heck Is StartEngine Collectibles?
Howard Marks September 9, 2022

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Raise Capital
How it Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
How Investing Works
Investor FAQ
Earn 10% Bonus Shares
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us